BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA



05006882

RECEIVED
2005 MAR 28 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif.

Data March 24th, 2005

File n.°: 82-4855

SUPPL

Oggetto: **Press release**

herewith enclosed, we send you the press releases, both italian versions and english translations, concerning **Banca Popolare di Lodi's Financial Statements 2004.**

Yours faithfully,

BANCA POPOLARE DI LODI

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

Attachments 2:
Financial Statementes 2004 - Italian version
Financial Statementes 2004 - English translation

3/30


BANCA POPOLARE DI LODI

Comunicato stampa – Approvato progetto di bilancio consolidato 2004

Utile netto consolidato: 168,4 mln euro (+525,14%)

- **Risultato di gestione: 874,4** mln euro **(+41,64%)**
- **Utile attività ordinarie: 341,0** mln euro **(+625,40%)**
- **Margine da servizi: 803,7** mln euro **(+17,29%)**
- **Massa amministrata: 66.075** mln euro **(+8,74%)**
- **I costi operativi scendono del 5,69%**
- **Il rapporto tra sofferenze nette e impieghi si attesta all'1,73%**

•

Con criteri IAS utile netto stimato in 300 mln di euro

•

Cost-Income al 51% (dal 61% del 2003)

•

Utile netto Banca Popolare di Lodi 171,7 mln euro (+65,57%)

Dividendo 0,275 euro per azione (+37,50%) - Dividend yield del 3,25%

Data stacco 23 maggio 2005 – pagamento 26 maggio 2005

Lodi, 23 marzo 2005 - Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato nella seduta di oggi il progetto di bilancio consolidato relativo all'esercizio 2004 che si è chiuso con un **utile netto di 168,4 milioni di euro**, contro i 26,9 milioni di euro (pro-forma) del 31 dicembre 2003 **(+525,14%)**.
I risultati del 2004, sostenuti dall'eccellente andamento dell'attività bancaria tradizionale e da un'efficace politica di contenimento dei costi, confermano che il piano di ristrutturazione e di sviluppo dispiega tutti i suoi effetti positivi.

Nell'arco del decennio 1995-2004 il Gruppo Bipielle ha evidenziato tassi di crescita considerevoli non solo sotto il profilo patrimoniale, ma anche dal punto di vista della redditività. Nel periodo in esame il *total asset* è cresciuto in media del 26% annuo, mentre la redditività della gestione è cresciuta mediamente del 30% annuo, a testimonianza della capacità del Gruppo Bipielle di creare valore attraverso i processi di razionalizzazione intrapresi. Negli ultimi anni lo sviluppo del profilo reddituale è risultato ampiamente superiore a quello dimensionale.

I dati del 2004 confermano questo trend di sviluppo. Il processo di integrazione delle società acquisite ha infatti permesso di incrementare sensibilmente la redditività sia delle banche-rete sia delle società prodotto, con riflessi più che evidenti sul grado di efficienza raggiunto dal Gruppo, testimoniato dal ***cost-income* che scende in un solo anno dal 61% al 51%** e che si conferma tra i migliori in assoluto del sistema bancario italiano.

I dati consuntivi del 2004 risultano superiori del 10% ai target prefissati e dimostrano la capacità del Gruppo Bipielle di generare complessivamente profitti per un ammontare di circa 370 milioni di euro, di cui 168,4 milioni di euro di **pertinenza del Gruppo,** 99,6 milioni di euro di **pertinenza di terzi** e 104,0 milioni di euro di **ammortamento e avviamento del *goodwill*.**
Su livelli ottimi si posiziona anche il risultato individuale della **Banca Popolare di Lodi,** che contribuisce in modo determinante alla formazione del risultato consolidato, grazie principalmente ai profitti provenienti dall'attività ordinaria. La Capogruppo chiude infatti l'esercizio 2004 con un **utile netto di 171,7 milioni di euro**, con un incremento del 65,57% rispetto allo scorso anno.



Il Consiglio di Amministrazione ha deliberato di proporre all'Assemblea dei Soci, che si terrà in prima convocazione il 29 aprile 2005 e in seconda convocazione il 30 aprile 2005, l'attribuzione per ciascuna azione Banca Popolare di Lodi di un dividendo pari a **0,275 euro,** contro 0,20 euro per azione distribuito nel 2004 (+37,50%), corrispondente a un **dividend yield del 3,25%.** Il **monte dividendi** si conferma per il quinto anno consecutivo in crescita attestandosi a **81,1 milioni di euro**, contro i 57,5 milioni di euro dello scorso esercizio (+41,15%). La prima data utile per il pagamento del dividendo proposto è il 26 maggio 2005, con preventivo stacco cedola in data 23 maggio 2005.

L'Amministratore Delegato Gianpiero Fiorani ha dichiarato: *"I risultati del 2004, superiori del 10% alle previsioni del Piano di Impresa, concludono un processo di integrazione e rilancio delle banche acquisite che ha dato risultati efficacissimi in breve tempo. Nel contempo, la redditività del Gruppo è cresciuta in modo rilevante ed omogeneo e ci consente di distribuire ai nostri soci un dividendo in aumento di quasi il 40%.*
Il Gruppo ha pertanto conseguito nell'ultimo anno tutti i risultati di solidità, di crescita e di profitto che si era prefissato nel contribuire al processo di consolidamento, ammodernamento e sviluppo del sistema creditizio del Paese".

• I risultati consolidati del conto economico

I risultati consolidati dell'esercizio 2004 evidenziano, nel raffronto con i dati pro-formati del 31 dicembre 2003, **un significativo miglioramento di tutte le principali voci del conto economico.**
Il margine d'interesse, si attesta a 981,2 milioni di euro e, pur in presenza di una politica prudenziale sugli impieghi e di una diminuzione dei tassi d'interesse, mostra **una crescita pari al 9,32%,** rispetto agli 897,6 milioni di euro del 2003, grazie alla crescita dei dividendi.
Le commissioni nette salgono dai 429,5 milioni di euro dello scorso anno agli attuali 445,2 milioni di euro, **con un incremento del 3,65%,** da attribuire principalmente alle commissioni derivanti dal risparmio gestito.

Il margine da servizi raggiunge 803,7 milioni di euro (+17,29%) e registra il positivo apporto dei profitti provenienti da operazioni finanziarie pari a 45,8 milioni di euro.
Il **margine d'intermediazione ammonta a 1.785 milioni di euro facendo segnare un miglioramento del 12,77%,** rispetto ai 1.583 milioni di euro del precedente esercizio, pur incorporando i costi della ristrutturazione i cui benefici si manifesteranno con maggior pienezza nei prossimi anni.

Il **risultato di gestione registra un sensibile incremento portandosi a 874,4 milioni di euro,** contro i 617,3 milioni di euro del precedente esercizio **(+41,64%)** nonostante i costi sostenuti per uniformare la piattaforma informatica e tecnologica delle banche aggregate. Alla formazione del risultato contribuisce in modo determinante la politica di contenimento dei costi adottata dal Gruppo, riscontrabile dall'analisi della voce **spese amministrative e altri oneri di gestione** che registra una contrazione del 5,69%. In questo ambito le **spese per personale scendono del 4,45%,** mentre le altre spese amministrative flettono del 9,15%.

Il **Cost/Income conferma l'alto grado di efficienza raggiunto dal Gruppo e si attesta al 51,0%** scendendo di 10 punti percentuali rispetto al 61,0% del 31 dicembre 2003, posizionandosi tra i migliori in assoluto del sistema bancario italiano. Tale dato al lordo degli ammortamenti scende dal 70% di dicembre 2003 al 57% di dicembre 2004.
Il **Roe rettificato per l'ammortamento dell'avviamento si colloca al 10,29%.**
Il Tier 1 si attesta al 6,35%.


BANCA POPOLARE DI LODI

Le rettifiche e le riprese di valore sui crediti ammontano a 230,7 milioni di euro, contro i 269,6 milioni di euro del 2003 e corrispondono allo 0,89% degli impieghi netti.
Il rapporto tra **sofferenze nette e impieghi** si attesta all'1,73%, mantenendosi su un livello inferiore rispetto alla media di sistema, mentre la copertura delle sofferenze sull'ammontare lordo dei crediti è pari al 62%.

L'utile da attività ordinarie ammonta a 341,0 milioni di euro, contro i 47,0 milioni di euro del precedente esercizio **(+625,40%).**
L'utile netto complessivo ammonta a 268 milioni di euro, di cui 99,6 milioni di euro di **utile netto di pertinenza di terzi** e *168,4 milioni di euro di* **utile netto di pertinenza del Gruppo**, rispetto ai 26,9 milioni di euro proformati dell'esercizio 2003 **(+525,14%).**

• Lo stato patrimoniale al 31 dicembre 2004

Per quanto riguarda lo stato patrimoniale, nei raffronti su base omogenea rispetto al 31 dicembre 2003, si segnala la crescita della **massa amministrata da clientela** che si attesta a 66.075 milioni di euro, contro i 60.767 milioni di euro dell'esercizio 2003 (+8,74%).
La **raccolta indiretta sale a 36.547 milioni di euro** (+22,08%), sostenuta da una sensibile ripresa del risparmio gestito che ammonta a 20.587 milioni di euro (+15,02%) tra le cui voci si segnalano le gestioni patrimoniali (+19,13%), le sicav (+85,00%) e i prodotti assicurativi (+60,68%).
La **raccolta diretta** si attesta a 28.736 milioni di euro, contro i 30.078 milioni di euro del precedente esercizio, flessione da imputare alla cessione degli asset di Banca Eurosistemi all'Istituto Centrale delle Banche Popolare, di cui il Gruppo detiene una partecipazione di minoranza.
Il totale generale della **massa amministrata** ammonta a 88.087 milioni di euro facendo registrare una crescita dello 0,64%.
Gli **impieghi a clientela si attestano a 25.812 milioni di euro** e scendono del 3,53% rispetto al 31 dicembre 2003, **per effetto esclusivamente delle cartolarizzazioni di crediti in bonis** realizzate nel corso del 2004 per un ammontare complessivo di circa 1.500 milioni di euro.
La struttura operativa del Gruppo Bipielle si compone ad oggi di **985 filiali, 8.706 dipendenti e 1.200 promotori finanziari.**

• I risultati individuali della Capogruppo

I risultati della Banca Popolare di Lodi si mantengono su livelli eccellenti e contribuiscono in modo determinante alla formazione del risultato consolidato.
Il conto economico evidenzia la crescita del **margine d'interesse che** si porta a 575,5 milioni di euro (+11,87%), grazie anche al supporto dei dividendi che salgono a 245,5 milioni di euro.
Le **commissioni nette** si attestano a 207,7 milioni di euro (+17,72%).
Il **margine da servizi** sale a 387,1 milioni di euro (+ 36,19%), in seguito anche all'apporto di profitti da operazioni finanziarie per un ammontare di 37 milioni di euro.
Il **margine di intermediazione** ammonta 962,6 milioni di euro (+20,53%).
Il **risultato di gestione** sale a 461,7 milioni di euro, facendo segnare un incremento del 51,82%.
Il cost/income si attesta al 52,03%, contro il 61,92% del 31 dicembre 2003.
L'**utile da attività ordinaria** raggiunge i 195,5 milioni di euro, contro i 42,5 milioni di euro del precedente esercizio (+359,89%).
L'utile netto è di 171,7 milioni di euro, contro i 103,7 milioni di euro del 31 dicembre 2003, con un incremento del 65,57%.


BANCA POPOLARE DI LODI

Per quanto riguarda lo stato patrimoniale, il **patrimonio netto** si attesta a 3.147 milioni di euro, contro i 3.013 milioni di euro del 31 dicembre 2003 (+4,45%).
I dati patrimoniali, raffrontati su base omogenea rispetto al 31 dicembre 2003, confermano lo sviluppo della Capogruppo a partire dal **totale attivo** che sfiora i 30 miliardi di euro **(+1,83%).**
La **massa amministrata da clientela** ammonta a 30.894 milioni di euro (+5,80%).
Il totale generale della massa amministrata raggiunge i 60.567 milioni di euro con una crescita del 13,66%.
La struttura operativa della **Banca Popolare di Lodi** si compone di **577** filiali e 4.432 dipendenti.

- ## Transizione ai principi contabili internazionali

All'interno del Gruppo Bipielle è in corso di realizzazione il progetto di conversione ai principi contabili internazionali IAS/IFRS. L'impostazione progettuale adottata ha previsto la costituzione di gruppi di lavoro interfunzionali 'tematici', finalizzati a individuare e gestire gli impatti di business, contabili e organizzativi e sui sistemi informativi.
La conversione ai nuovi principi ha comportato un impegno significativo, sia per adeguare e in parte innovare il sistema informativo, sia per allineare coerentemente il modello organizzativo e operativo del Gruppo.
Molti dei differenti ambiti previsti dal progetto sono in fase di completamento, grazie all'ulteriore accelerazione resa possibile dalla recente definizione di alcune sostanziali opzioni di applicazione di IAS 39 da parte della Commissione Europea e alla luce delle prime indicazioni ricevute sui nuovi schemi di bilancio e nota integrativa.
Coerentemente con lo stato del progetto all'interno e tenuto conto del quadro di riferimento normativo tuttora in fase di precisazione il Gruppo Bipielle intende applicare i nuovi principi contabili a partire dalla relazione semestrale al 30 giugno 2005.
Sotto il profilo economico, una prima rilettura in ottica IAS/IFSR del risultato economico consolidato, tenuto conto sostanzialmente del venire meno degli ammortamenti degli avviamenti, evidenzia un utile netto di circa 300 milioni di euro.

GRUPPO BIPIELLE

Stato patrimoniale riclassificato

Attivo dati in euro/000	31-dic-04	31/12/2003 PF	
	valori	valori	var %
Cassa e disponibilità	243.669	250.012	-2,54%
Crediti verso banche	3.324.648	2.656.063	25,17%
Crediti verso clientela	25.812.617	26.756.484	-3,53%
Titoli non immobilizzati	5.517.137	5.645.859	-2,28%
Immobilizzazioni:	3.347.136	3.406.973	-1,76%
- titoli immobilizzati	454.049	528.099	-14,02%
- partecipazioni	1.341.362	1.256.319	6,77%
- partecipazioni in imprese del Gruppo	99.159	81.091	22,28%
- immobilizzazioni immateriali	706.812	709.885	-0,43%
- immobilizzazioni materiali	745.754	831.579	-10,32%
Azioni proprie	2.203	689	219,74%
Differenze positive di consolidamento e di patrimonio netto	1.313.574	1.408.157	-6,72%
Altre attività, ratei e risconti attivi	3.801.994	3.945.462	-3,64%
Totale dell'attivo	**43.362.978**	**44.069.699**	**-1,60%**

Passivo dati in euro/000	31-dic-04	31/12/2003 PF	
	valori	valori	var %
Debiti verso banche	4.975.242	4.199.203	18,48%
Debiti verso clientela e debiti rappresentati da titoli	28.735.883	30.077.711	-4,46%
Fondi di terzi in amministrazione, altre passività, ratei e risconti passivi	3.000.336	2.674.966	12,16%
Fondi:	605.751	940.540	-35,60%
- trattamento di fine rapporto di lav. sub.	183.139	187.446	-2,30%
- *fondo di quiescenza e per obblighi simili*	127.311	156.997	-18,91%
- fondo imposte e tasse	201.627	516.472	-60,96%
- fondo rischi ed oneri diversi	85.366	75.426	13,18%
- fondo rischi su crediti	8.308	4.199	97,86%
Passività subordinate	2.038.019	2.269.026	-10,18%
Patrimonio netto di terzi	1.278.601	1.133.934	12,76%
Patrimonio netto	2.729.146	2.774.319	-1,63%
- capitale sociale	885.127	862.228	2,66%
- fondo rischi bancari generali	5.000	5.000	0,00%
- riserve	1.670.637	1.880.156	-11,14%
- utile netto	168.382	26.935	525,14%
Totale del passivo	**43.362.978**	**44.069.699**	**-1,60%**

Garanzie e Impegni dati in euro/000	31-dic-04	31/12/2003 PF	
	valori	valori	var %
Garanzie rilasciate	2.307.041	2.771.538	-16,76%
accettazioni	9.490	12.816	-25,95%
altre garanzie	2.297.551	2.758.722	-16,72%
Impegni	5.720.646	4.853.596	17,86%
Derivati su crediti	113.792	172.035	-33,86%

GRUPPO BIPIELLE

Conto Economico Riclassificato

Voci del Conto Economico dati in euro/000	31-dic-04	31/12/2003 PF	
	valori	valori	var %
Interessi attivi e proventi assimilati	1.663.219	1.774.433	-6,27%
Interessi passivi e oneri assimilati	- 795.188	- 910.108	-12,63%
Dividendi	113.210	33.269	240,29%
Margine di interesse	**981.241**	**897.594**	**9,32%**
Commissioni attive	621.230	583.207	6,52%
Commissioni passive	- 176.071	- 153.742	14,52%
Commissioni nette	**445.159**	**429.465**	**3,65%**
Profitti e perdite da operazioni finanziarie	45.770	26.634	71,85%
Altri proventi di gestione	312.762	229.142	36,49%
Margine da servizi	**803.691**	**685.241**	**17,29%**
Margine di intermediazione	**1.784.932**	**1.582.835**	**12,77%**
Spese amministrative ed altri oneri di gestione:	**- 910.526**	**- 965.505**	-5,69%
- spese per il personale	- 495.394	- 518.484	-4,45%
- altre spese amministrative	- 399.313	- 439.508	-9,15%
- altri oneri di gestione	- 15.819	- 7.513	110,56%
Risultato di gestione	**874.406**	**617.330**	**41,64%**
Rettifiche di valore su immobil. materiali e immateriali	- 234.610	- 254.517	-7,82%
di cui avviamento/goodwill:	- 103.979	- 107.079	
Accantonamenti per rischi ed oneri	- 21.202	- 13.964	51,83%
Rettifiche/riprese di valore su crediti	- 230.710	- 269.594	-14,42%
Accantonamenti su crediti	- 7.903		
Rettifiche/riprese di valore su immobilizzazioni finanziarie	- 51.171	- 29.446	73,78%
Utili (perdite) delle partecipazioni valutate a patrimonio netto	12.178	- 2.802	
Utile attività ordinarie	**340.988**	**47.007**	**625,40%**
Proventi straordinari	152.861	191.807	-20,30%
Oneri straordinari	- 97.693	- 131.188	-25,53%
Componenti straordinarie	**55.168**	**60.619**	**-8,99%**
Variazione fondo rischi bancari generali		12.560	
Imposte sul reddito dell'esercizio	- 128.161	- 46.878	173,39%
Utile di pertinenza di terzi	- 99.613	- 46.373	114,81%
Utile Netto	**168.382**	**26.935**	**525,14%**

BANCA POPOLARE DI LODI

Press release: draft consolidated financial statements for 2004 approved

Consolidated net profit up 525.14% to EUR 168.4m

- **Operating profit up 41.64% to EUR 874.4m**
- **Profit from ordinary activities up 625.40% to EUR 341.0m**
- **Non-interest income increases by 17.29% to EUR 803.7m**
- **Customers' assets under management increase by 8.74% to EUR 66,075m**
- **Operating costs reduced by 5.69%**
- **NPL/Net loans at 1.73%**

Application of IAS rules expected to boost net profit '04 to EUR 300m

Cost-income ratio improves from 61% to 51%

- **Net profit of Banca Popolare di Lodi up 65.57% to EUR 171.7m**

Proposed dividend EUR 0.275 per share (up 37.5%)
to give prospective dividend yield of 3.25%
Coupons detached 23 May, payment 26 May 2005

Lodi, 23 March 2005 – At its meeting today, the Board of Directors of Banca Popolare di Lodi, meeting under the chairmanship of Giovanni Benevento, approved draft consolidated financial statements for 2004 showing a net profit of EUR 168.4m compared with 2003's pro forma EUR 26.9m, an increase of 525.14%.

These results, underpinned by the excellent performance the traditional banking business in 2004 and an effective policy to contain costs, confirm that the restructuring and development plan has achieved all the expected benefits and can now be considered to have been carried through to completion with full success.

Over the decade from 1995 to 2004, Gruppo Bipielle has shown considerable growth rates, not only in terms of total assets but also in terms of profitability. Total assets grew over the period by 26% a year on average, while profits growth has average 30% a year, witnessing to Gruppo Bipielle's capacity to create value through the rationalisation processes that it has undertaken. In the last few years, profits have grown much faster than the pace at which the Group has been enlarged.

The data for 2004 confirm this trend in growth. In particular, the process of integrating the banks acquired has made it possible substantially to increase the profitability both of the banking networks and of the subsidiaries dedicated to particular areas of finance, with obvious implications for the degree of efficiency achieved by the Group, as witness the improvement achieved in the cost-income ratio from 61% to 51% in a single year. In absolute terms, Banca Popolare di Lodi has now achieved one of the best cost-income ratios of the entire Italian banking system.

The final figures for 2004 are 10% ahead of target, and demonstrate Gruppo Bipielle's capacity to generate total profits amounting to some EUR 370m, of which EUR 168.4m is attributable to the Group and EUR 99.6m to third parties, while EUR 104m has been charged to goodwill amortisation on first consolidation.

The results of the parent company, Banca Popolare di Lodi, were also excellent and made a decisive contribution to consolidated profit, mainly thanks to the profits from its ordinary activities. In fact the parent company ended the year with a net profit of EUR 171.7m, a 65.57% increase on 2003.

The Board of Directors have resolved to propose to the Annual General Meeting, which will be held on 29 April on first call and, if required, on 30 April on second call, the payment of a dividend of EUR 0.275 per Ordinary share, a 37.50% increase on the dividend of EUR 0.20 paid for 2003, and corresponding to a dividend yield of 3.25%. Thus the total dividend will have increased for the fifth year in succession and will amount to EUR 81.1m for 2004 after 2003's EUR 57.5m, an increase of 41.15%. The first closing date for payment of the proposed dividend is 26 May 2005, with coupons detached on 23 May.

- **Consolidated Financial Statements**

Compared with the pro forma data as at 31 December 2003, the consolidated financial statements for 2004 show a significant improvement under all the main headings of the income statement.

Thanks to the growth in dividends, total income amounted to EUR 981.2m, an increase of 9.32% on 2003's EUR 897.6m, and this despite the fact that the Group pursued a cautious lending policy and that interest rates fell during the period. Net commission income increased by 3.65% from EUR 429.5m to EUR 445.2m, mainly thanks to commission on managed savings.

Income from services was up 17.29% to EUR 803.7m, and reflected the positive contribution of EUR 45.8m from trading operation.

Total income amounted to EUR 1,785m, an improvement of 12.77% on 2003's EUR 1,583m, despite incorporating restructuring costs whose benefits will come through more full over the next few years.

Operating profit showed a significant increase, rising by 41.64% from EUR 617.3m to EUR 874.4m despite the costs of creating a uniform IT and technical platform across all the consolidated companies. The cost-containment policy adopted by the Group made a decisive contribution to this profit, as can be seen under the heading "Administrative and other operating costs" which show a contraction of 5.69%. Amongst these, personnel costs fell by 4.45% and other administrative costs by 9.15%.

The cost/income ratio for the year testifies to the high level of efficiency achieved by the Group: the ratio was reduced by 10 percentage points compared with 2003 to 51.0%. This is one of the best performances in absolute terms in the entire Italian banking system. Gross of amortisation and depreciation, the ratio fell from 70% in 2003 to 57% in 2004.

Return on equity, adjusted for goodwill amortisation, came to 10.29%.

Adjustments and write-backs on loans and provisions amounted to EUR 230.7m compared with 2003's EUR 269.6m, and were equivalent to 0.89% of net loans to customers.

The net non perfoming loans on net loans was 1.73%, remaining at a level below the average for the Italian banking system, while gross non perfoming loans were 62% covered by provisions.

Profit from ordinary activities came to EUR 341.0m, a 625.4% increase on the previous year's EUR 47.0m.

Total net profit came to EUR 268m, or which EUR 99.6m was attributable to minority interests and EUR 168.4m attributable to the Group compared with the pro forma EUR 26.9m for 2003, a 525.14% increase.

• The Balance Sheet as at 31 December 2004

On a comparable basis, the balance sheet as at 31 December 2004 showed an 8.74% increase in customers' assets under management, from 2003's EUR 60,767m to EUR 66,075m. Indirect deposits increased by 22.08% to EUR 36,547m, underpinned by a significant (15.02%) increase in managed savings, which amounted to EUR 20,587m at year end. These included discretionary accounts (up 19.13%), Sicavs or open-ended investment companies (up 85%) and insurance products (up 60.68%).

Total direct deposits fell from EUR 30,078m to EUR 28,736m as a result of the disposal of the assets of Banca Eurosistemi to the Istututo Centrale delle Banche Popolare, in which the Group holds a minority stake.

The overall total of customers' assets under management increased by 0.64% to EUR 88,087m.

Loans to customers stood at EUR 25,812m at 31 December 2004, a 3.53% decrease compared with December 2003 which was entirely due to the securitisation of a total of EUR 1,500m in performing loans during 2004.

Gruppo Bipielle's operating structure now comprises 985 branches, 8,706 staff and 1,200 financial advisers.

• Parent Company results

The parent company, Banca Popolare di Lodi, has continued to return excellent results and to make a decisive contribution to the formation of consolidated earnings.

The Income Statement reflects the 11.87% growth in total income to EUR 575.5m, helped by dividends received, which increased to EUR 245.5m..

Net commission income came to EUR 207.7m for the year 2004, a 17.72% increase.

Non-interest income increased by 36.19% to EUR 387.1m, including the EUR 37m contribution from financial operations.

Total income increased by 20.53% to EUR 962.6m.

Operating profit increased by 51.82% to EUR 461.7m.

The Bank's cost-income ratio was reduced from 2003's 61.92% to 52.03%.

Profit from ordinary operations increased by 359.99% from EUR 42.5m to EUR 195.5m.

Net profit increased by 65.57% from EUR 103.7m to EUR 171.7m.

The Balance Sheet as at 31 December 2004 shows net assets of EUR 3,147m, a 4.45% increase on the total of EUR 3,013m at 31 December 2003.

Compared with the figures for 31 December 2003 on a homogeneous basis, the balance sheet figures confirm the parent company's growth, with total assets approaching EUR 30bn (up 1.83% year-on-year).

Total customers' assets under management increased by 5.80% to EUR 30,894m, while the overall total of assets under management increased by 13.66% to EUR 60,567m.

The operating structure of Banca Popolare di Lodi comprises 577 branches and 4,432 staff.

- **Transition to international accounting principles**

Inside Gruppo Bipielle, the process of converting to the international IAS/IFRS standards is in progress. The system adopted for this project was to set up thematic inter-functional groups whose task is to identify and manage the impact on the bank on terms of its business, book-keeping, organisation and IT systems.

The change-over to the new system has involved a considerable commitment of time and effort, partly to introduce new facilities into the IT system and partly to realign the Group's organisational and operational model in a consistent manner.

Many of the phases of this work are now approaching completion thanks to the further acceleration made possible by the recent definition by the European Commission of some important options for applying IAS 39 and in the light of the early guidance received on the new formats for the financial statements and the notes to the statements.

Given the degree of progress achieved inside the group, and taking into account the standard frame of reference now been worked out in detail, Gruppo Bipielle intends to apply the new accounting principles as from its report for the first six months of 2005 ending 30 June.

As regards the impact of the changeover on the profits declared by Gruppo Bipielle, a first reinterpretation of the consolidated financial statements for 2004, taking account of the substantial elimination of the amortisation of goodwill on first consolidation, indicates a net profit for the year on the new basis of some EUR 300m.

Lodi, 23 March 2005

GRUPPO BIPIELLE

Consolidated Balance Sheet

DATA IN EURO/000

Assets	31 Dec 2004	31 Dec 2003 PF	Var. %
Cash on hand and deposits with central bankand post offices	243.669	250.012	-2,54%
Due from banks	3.324.648	2.656.063	25,17%
Customer loans	25.812.617	26.756.484	-3,53%
Bonds and other debt securities	5.517.137	5.645.859	-2,28%
Assets	3.347.136	3.406.973	-1,76%
- fixed assets	454.049	528.099	-14,02%
- shareholdings	1.341.362	1.256.319	6,77%
- shareholdings in group coompanies	99.159	81.091	22,28%
- intangible assets	706.812	709.885	-0,43%
- tangible assets	745.754	831.579	-10,32%
Own shares	2.203	689	219,74%
Positive goodwill arising on consolidation	1.313.574	1.408.157	-6,72%
Other assets	3.801.994	3.945.462	-3,64%
Total assets	**43.362.978**	**44.069.699**	**-1,60%**

Liabilities	31 Dec 2004	31 Dec 2003 PF	Var. %
Due to bank	4.975.242	4.199.203	18,48%
Due to customers	28.735.883	30.077.711	-4,46%
Third-party funds under administration	3.000.336	2.674.966	12,16%
Funds:	605.751	940.540	-35,60%
- pension fund	183.139	187.446	-2,30%
- provision for contingencies and other charges	127.311	156.997	-18,91%
- provision for taxation	201.627	516.472	-60,96%
- other provision	85.366	75.426	13,18%
- credit risks fund	8.308	4.199	97,86%
Subordinated liabilities	2.038.019	2.269.026	-10,18%
Minority interests	1.278.601	1.133.934	12,76%
Shareholders equity	2.729.146	2.774.319	-1,63%
- share capital	885.127	862.228	2,66%
- reserve for general banking risks	5.000	5.000	0,00%
- reserve	1.670.637	1.880.156	-11,14%
- net profit	168.382	26.935	525,14%
Total liabilities	**43.362.978**	**44.069.699**	-1,60%

Guarantees and commitments	31 Dec 2004	31 Dec 2003 PF	Var. %
Guarantees given	2.307.041	2.771.538	-16,76%
acceptances	9.490	12.816	-25,95%
other guarantees	2.297.551	2.758.722	-16,72%
Commitments	5.720.646	4.853.596	17,86%
Derivatives on loans	113.792	172.035	-33,86%

GRUPPO BIPIELLE

Consolidated Income Statement

DATA IN EURO/000	31 Dec 2004	31 Dec 2003 PF	
			var %
Interest income and similar revenues	1.663.219	1.774.433	-6,27%
Interest expense and similar charges	- 795.188	- 910.108	-12,63%
Dividends	113.210	33.269	240,29%
Interest Margin	**981.241**	**897.594**	**9,32%**
Commission income	621.230	583.207	6,52%
Commission expense	- 176.071	- 153.742	14,52%
Net commissions	**445.159**	**429.465**	**3,65%**
Profits and losses from financial operations	45.770	26.634	71,85%
Other operating income	312.762	229.142	36,49%
Non interest income	**803.691**	**685.241**	**17,29%**
Total income	**1.784.932**	**1.582.835**	**12,77%**
Administrative expenses	**- 910.526**	**- 965.505**	-5,69%
- personnel expenses	- 495.394	- 518.484	-4,45%
- other administrative expenses	- 399.313	- 439.508	-9,15%
- other	- 15.819	- 7.513	110,56%
Gross Operating Profit	**874.406**	**617.330**	**41,64%**
Adjustments/writebacks to tangible and intagible fixed assets	- 234.610	- 254.517	-7,82%
-goodwill	- 103.979	- 107.079	
Writebacks of adjustments to loans and provisions	- 21.202	- 13.964	51,83%
Writedown of loans and provisions for guarantees and commitments	- 230.710	- 269.594	-14,42%
Provisions to the reserve for possible loan losses	- 7.903		
Adjustments to the value of financial fixed assets	- 51.171	- 29.446	73,78%
Profit (losses) on equity investments carried at equity	12.178	- 2.802	n.s
Profit from ordinary operations	**340.988**	**47.007**	**625,40%**
Extraordinary income	152.861	191.807	-20,30%
Extraordinary expenses	- 97.693	- 131.188	-25,53%
Net extraordinary income	**55.168**	**60.619**	**-8,99%**
Change to the reserve for general banking risks		12.560	
Income taxes for period	- 128.161	- 46.878	173,39%
Net profit of minority interests	- 99.613	- 46.373	114,81%
Net Profit	**168.382**	**26.935**	**525,14%**